                                                                   EXHIBIT  19
Butler
Manufacturing
Company
SECOND QUARTER REPORT 2001
Six Months Ended June 30, 2001
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64108

To Our Shareholders:

Second quarter sales for Butler Manufacturing Company were $214 million, a decrease of 12% compared with a year ago. Net earnings for the quarter were $3.4 million, or $.54 per share, compared with the $6.6 million, or $1.01 per share earned in the second quarter of 2000. For the first six months sales were $409 million compared with $463 million a year ago, also 12% lower. Net earnings were $.6 million, or $.10 per share compared with $8.9 million, or $1.32 per share last year.

The lower sales volume and earnings were primarily attributable to the weaker economy in the United States, as well as poorer construction weather early in the year. As expected, second quarter results rebounded from the losses of the first quarter, but we believe this is primarily due to the normal seasonal upswing between winter and spring more so than any positive change in the cyclical direction of nonresidential construction.

For the first six months, sales in the North American Building Systems segment were $202 million, approximately 19% below the sales of a year ago. Year to date operating results for the segment were a loss of $1.5 million, as profits in the second quarter were not enough to offset losses recorded in the first quarter. The pre-engineered steel buildings business recorded the strongest improvement over the first quarter results, while our Lester wood frame building business continued to endure weak demand and poor weather in its key trade territories through most of the second quarter. We anticipate that Lester will begin to post year over year improvement during the second half of the year from actions implemented late last year and the first six months of this year.

In the International Building Systems segment, six months sales were up 5% as both the Chinese and European pre-engineered metal buildings businesses registered gains. Operating income in this segment was lower than that of the same period last year. Both the Chinese and European economies witnessed slowing during the period, causing increased competitive pressure on both Butler operations. We continue to expand our market reach in China with additional resources to tap this large construction market opportunity.

The Vistawall Architectural Products segment sales were $116 million, 6% higher compared with a year ago. Operating earnings at $7.5 million were good, but down 13% from last year. Start-up costs associated with the new plant in Tennessee were the primary reason for lower earnings for the first half of the year. We anticipate improvement in the second half of the year as plant staffing and training stabilizes and the expected efficiencies are realized.

Butler Construction's sales for the first half were $51 million compared with $77 million in the first half of 2000. Operating earnings were $.7 million compared with $1.3 million for the same period a year ago. The lower sales and operating earnings were expected, and are principally the result of the decision to focus this business primarily on material-erect opportunities. Pursuing an increasing share of material-erect work better aligns Butler Construction to support our Butler Builder's pursuit of complex projects. The Real Estate segment sales were $16 million for the first half, and operating earnings were $.5 million, approximately the same as a year ago.

The company's balance sheet reflects the recently completed $50 million private placement of senior unsecured notes. The notes have a fifteen and one-half year maturity with a fixed interest rate of 7.91%. We believe this financing, on attractive terms, will help continue to assure the liquidity and flexibility to make investments in support of the company's future growth.

The first six months have been challenging. The nonresidential construction economy continues to trend downward. F. W. Dodge reports that orders through May, the latest data available, were 6% lower compared with last year. The company's backlog totals $342 million, 2% higher than last year. Our higher margin product backlog is equal to a year ago and the construction backlog is up 10%. We expect market demand in the second half of 2001 to remain sluggish and pricing conditions to be very competitive. However, as we enter the seasonally stronger third and fourth quarters, we do anticipate improvement in operating earnings over the second quarter this year.

Cordially yours,

/s/ John Holland
John Holland
President and Chief Executive Officer

July 17, 2001
Butler Manufacturing Company